                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                          Fox & Hound Restaurant Group
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    351321104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

--------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 2 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 3 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 4 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 5 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 6 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 7 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 8 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                     Page 9 of 24 Pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      F&H ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   836,049
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              836,049
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 10 of 24 Pages
-------------------------                              -------------------------

                  This Statement is jointly filed by Newcastle Partners, L.P., a
Texas limited  partnership ("NP"),  Newcastle Capital Management,  L.P., a Texas
limited partnership  ("NCM"),  Newcastle Capital Group,  L.L.C., a Texas limited liability company ("NCG"), Mark E. Schwarz,  Steel Partners II, L.P., a Delaware
limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited  liability  company  ("Partners  LLC"),  Warren G.  Lichtenstein and F&H
Acquisition  Corp.,  a Delaware  corporation  ("F&H  Acquisition"),  relating to shares of Common Stock of Fox & Hound Restaurant  Group, a Delaware  corporation
(the "Issuer").

Item 1.           SECURITY AND ISSUER.

Securities acquired:       Shares of Common Stock, $0.01 par value (the "Common Stock")

Issuer:                    Fox & Hound Restaurant Group
                           1551 North Waterfront Parkway, Suite 310
                           Wichita, Kansas 67206

Item 2.           IDENTITY AND BACKGROUND.

                  (a) - (c) This  Statement  is jointly  filed by NP, NCM,  NCG,
Mark E. Schwarz, Steel Partners II, Partners LLC, Warren G. Lichtenstein and F&H
Acquisition (collectively,  the "Reporting Persons"). Because Mark E. Schwarz is
the managing  member of NCG, which is the general  partner of NCM, which in turn is the  general  partner  of NP,  each of NCM,  NCG and Mark E.  Schwarz  may be deemed,  pursuant  to Rule  13d-3 of the  Securities  Exchange  Act of 1934,  as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP.  Partners LLC is the general  partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the  Issuer's  shares of Common  Stock owned by
Steel  Partners II. Mark E. Schwarz is the sole  Director and the  President and
Chief Executive  Officer of F&H  Acquisition.  The Reporting  Persons are filing this  Statement  jointly,  as they may be  considered  a "group"  under  Section
13(d)(3)  of the Act.  However,  neither  the fact of this  filing nor  anything contained  herein shall be deemed to be an admission  by the  Reporting  Persons that such a group exists.

                  The principal  occupation of Mark E. Schwarz is serving as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities.

                  The principal  occupation of Mr.  Lichtenstein is investing in the securities of small cap companies.  The principal business of Steel Partners
II is investing in the securities of small cap companies. The principal business of Partners LLC is acting as the general partner of Steel Partners II.

                  The principal  business of F&H  Acquisition is to serve as the entity  by which NP and  Steel  Partners  II  commence  a cash  tender  offer to purchase all of the outstanding Common Stock of the Issuer.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 11 of 24 Pages
-------------------------                              -------------------------

                  The  principal  business  address for each of NP, NCM, NCG and
Mr. Schwarz is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

                  The principal  business address for each of Steel Partners II,
Partners LLC and Mr.  Lichtenstein is 590 Madison Avenue,  32nd Floor, New York,
New York 10022.

                  The  principal  business  address  of F&H  Acquisition  is c/o
Newcastle Partners, L.P., 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

                  (d) During the last five years,  none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar misdemeanors).

                  (e) During the last five years,  none of the Reporting Persons has been a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) NP, NCM and NCG are organized  under the laws of the State of Texas.  Steel  Partners II,  Partners LLC and F&H  Acquisition  are organized under the laws of the State of Delaware.  Messrs.  Schwarz and  Lichtenstein are
citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As  of  December  12,  2005,  NP  had  invested  approximately
$10,591,755  (inclusive of brokerage  commissions)  in shares of Common Stock of the Issuer. The source of these funds was the working capital of NP.

Item 4.           PURPOSE OF TRANSACTION.

                  The  Reporting  Persons  purchased  the shares of Common Stock based on the Reporting  Persons'  belief that the shares of Common  Stock,  when
purchased,   were   undervalued   and   represented  an  attractive   investment
opportunity.  On December 12, 2005, F&H  Acquisition,  an entity owned by NP and
Steel  Partners II,  issued a press release  announcing  that it will commence a cash tender  offer to acquire all of the  outstanding  shares of Common Stock of the Issuer  that it does not  already  own for  $14.75  per share  (the  "Tender
Offer").  A copy of the press  release  is  attached  hereto as Exhibit 2 and is incorporated herein by reference.  The Tender Offer will be subject to customary conditions,  including (i) a majority of the Issuer's  shares on a fully diluted basis being  tendered  and not  withdrawn,  (ii)  expiration  of the  applicable waiting period under the Hart-Scott-Rodino  Antitrust  Improvements Act of 1976,
(iii) the obtaining of all consents, approvals or authorizations required by all state, city or local liquor licensing boards, agencies or other similar entities and (iv) NP and  Steel  Partners  II being  satisfied  that  Section  203 of the
Delaware  General  Corporation  Law is inapplicable to the Offer to Purchase and the  potential  merger  thereafter.  The Tender  Offer will not be subject to or conditioned upon any financing arrangements. F&H Acquisition expects to commence the tender offer on or before December 23, 2005.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 12 of 24 Pages
-------------------------                              -------------------------

                  In connection  with  announcing the Tender Offer,  on December
12, 2005, F&H Acquisition sent a letter to the Special Committee of the Issuer's
Board of Directors  expressing  its  willingness  to negotiate  and enter into a definitive  tender  offer/merger  agreement  prior to commencement of the Tender
Offer.  In the letter,  F&H  Acquisition  expressed its belief that its all-cash offer is  superior  to the $14.00  proposal  made in the LLCP  Letter as it will provide  stockholders and optionholders with immediate liquidity at a premium to market and an immediate  opportunity to maximize their investment in the Issuer.
A copy of the letter is attached to the press release attached hereto as Exhibit
2 and is incorporated herein by reference.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The Reporting  Persons intend to review  their  investment  in the Issuer on a  continuing  basis.  The
Reporting  Persons may in the future  take such  actions  with  respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking  Board  representation,  calling  a  special  meeting  of  stockholders, purchasing  additional  shares of  Common  Stock,  selling  some or all of their shares of Common  Stock,  engaging in short selling of or any hedging or similar transaction  with  respect  to the  shares of  Common  Stock or  changing  their intention with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      The  aggregate  percentage  of shares of Common Stock
reported to be owned by the Reporting  Persons is based upon  10,029,307  shares outstanding,  which is the total number of shares of Common Stock outstanding as of October  17,  2005,  as  reported  in the  Issuer's  Form 10-Q filed with the
Securities and Exchange Commission on October 17, 2005.

                  As of December 12, 2005, NP beneficially  owned 836,049 shares of Common Stock,  representing  approximately 8.3% of the issued and outstanding
Common Stock of the Issuer.

                  NCM,  as the  general  partner  of NP,  may also be  deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  NCG,  as the  general  partner  of NCM,  which  in turn is the general partner of NP, may also be deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  Mark E.  Schwarz,  as the managing  member of NCG, the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 836,049 shares of Common Stock beneficially owned by NP.

                  Steel Partners II, Partners LLC and Mr. Lichtenstein currently do not beneficially own any shares of Common Stock of the Issuer.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 13 of 24 Pages
-------------------------                              -------------------------

                  F&H  Acquisition  may also be deemed to  beneficially  own the
836,049  shares of Common  Stock  beneficially  owned by NP, as NP has agreed to contribute such shares of Common Stock,  subject to certain  conditions,  to F&H
Acquisition.

                  NCM, NCG and Mr. Schwarz disclaim beneficial  ownership of the shares of Common  Stock  held by NP,  except  to the  extent of their  pecuniary interest therein.  Steel Partners II, Partners LLC and Mr. Lichtenstein disclaim beneficial ownership of the shares of Common Stock held by NP.

                  (b)      By virtue of his position  with NP, NCM and NCG, Mark
E.  Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

                  (c)      Schedule A annexed hereto lists all  transactions  in
the  Common  Stock  during the past sixty  days by the  Reporting  Persons.  The transactions in the Common Stock were effected in the open market.

                  (d)      No person other than the  Reporting  Persons is known
to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, the shares of Common Stock.

                  (e)      Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  NP and Steel  Partners II intend to enter into a  stockholders agreement  relating to the ownership and management of F&H  Acquisition.  NP and
Steel  Partners II have agreed to share  equally any proceeds  received upon the sale of any shares of Common Stock owned by NP in excess of $14 per share.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint  Filing   Agreement  by  and  among   Newcastle
                           Partners,  L.P., Newcastle Capital Management,  L.P.,
                           Newcastle  Capital  Group,  L.L.C.,  Mark E. Schwarz,
                           Steel  Partners II,  L.P.,  Steel  Partners,  L.L.C.,
                           Warren G.  Lichtenstein  and F&H  Acquisition  Corp.,
                           dated December 12, 2005.

                  2.       Press  release  issued by F&H Acquisition Corp.,
                           dated December 12, 2005.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 14 of 24 Pages
-------------------------                              -------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: December 12, 2005                  NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                           /s/ Mark E. Schwarz
                                          --------------------------------------
                                          MARK E. SCHWARZ

                                          STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 15 of 24 Pages
-------------------------                              -------------------------

                                          STEEL PARTNERS, L.L.C.

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

                                          F&H ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name: Mark E. Schwarz
                                          Title: President and Chief Executive Officer

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 16 of 24 Pages
-------------------------                              -------------------------

                                   SCHEDULE A
               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Shares of Common Stock               Price Per                          Date of
    Purchased                        Share ($)                          Purchase
    ---------                        ---------                          --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
      14,227                         12.9958                            10/27/05
      62,438                         13.0364                            10/28/05
     123,335                         13.0836                            10/31/05
      49,606                         13.0985                            11/01/05
      11,400                         13.0985                            11/02/05
      14,680                         13.0975                            11/03/05
       2,200                         13.1045                            11/04/05
      29,900                         13.1003                            11/07/05
      37,500                         13.0658                            11/08/05
      36,600                         13.0530                            11/09/05
      48,000                         12.9981                            11/10/05
       6,360                         12.9939                            11/11/05
      25,525                         13.0019                            11/14/05
      38,229                         13.0014                            11/15/05
      61,800                         12.9996                            11/18/05
      33,599                         13.0122                            11/21/05
      45,800                         13.0601                            11/22/05
       2,500                         13.0460                            11/22/05
      12,700                         13.0405                            11/25/05
       3,600                         13.0500                            12/06/05
         250                         13.1100                            12/07/05
      62,200                         13.3081                            12/12/05

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 17 of 24 Pages
-------------------------                              -------------------------

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                              F&H ACQUISITION CORP.
                              ---------------------
                                      None

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 18 of 24 Pages
-------------------------                              -------------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.       Joint Filing Agreement by and among Newcastle  Partners,       19 to 20
         L.P.,  Newcastle  Capital  Management,  L.P.,  Newcastle
         Capital Group,  L.L.C., Mark E. Schwarz,  Steel Partners
         II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein
         and F&H Acquisition Corp., dated December 12, 2005.

2.       Press release issued by F&H Acquisition Corp., dated       21 to 24
         December 12, 2005.

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 19 of 24 Pages
-------------------------                              -------------------------

                      JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  December
12, 2005 (including  amendments thereto) with respect to the Common Stock of Fox
& Hound  Restaurant  Group.  This Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated:   December 12, 2005                NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz, Managing Member

                                          /s/ Mark E. Schwarz
                                          --------------------------------------
                                          MARK E. SCHWARZ

                                          STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 20 of 24 Pages
-------------------------                              -------------------------

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein
                                              Managing Member

                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

                                          F&H ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name: Mark E. Schwarz
                                          Title: President and Chief Executive Officer

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 21 of 24 Pages
-------------------------                              -------------------------

PRESS RELEASE

CONTACT:
--------
Daniel H. Burch
Jeanne M. Carr
MacKenzie Partners, Inc.
(800) 322-2885

FOR IMMEDIATE RELEASE:
----------------------

   F&H ACQUISITION CORP. TO LAUNCH CASH TENDER OFFER FOR FOX &
           HOUND RESTAURANT GROUP FOR $14.75 PER SHARE

   OFFER TOPS PREVIOUS $14.00 PROPOSAL ANNOUNCED BY THE COMPANY

         DALLAS,  TX - DECEMBER  12, 2005 -- F&H  Acquisition  Corp.,  an entity owned by Newcastle  Partners,  L.P.  ("Newcastle")  and Steel  Partners II, L.P.
("Steel"), today announced that it will commence a cash tender offer to purchase all of the outstanding  shares of common stock of Fox & Hound  Restaurant  Group
(Nasdaq:FOXX) not already owned by it for $14.75 per share.

         The tender offer will be subject to customary conditions, including (i)
a majority of Fox & Hound's  shares on a fully diluted basis being  tendered and not  withdrawn,  (ii)  expiration  of the  applicable  waiting  period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the obtaining of all consents,  approvals  or  authorizations  required  by all state,  city or local liquor licensing  boards,  agencies or other similar entities and (iv) Newcastle and Steel being satisfied that Section 203 of the Delaware  General  Corporation
Law  is  inapplicable  to  the  Offer  to  Purchase  and  the  potential  merger thereafter.  The offer will not be subject to or conditioned  upon any financing arrangements.  Newcastle  and Steel  expect to commence  the tender  offer on or before December 23, 2005.

         In connection with announcing the tender offer,  F&H Acquisition  Corp.
has sent a letter to Fox & Hound  expressing its willingness to offer to acquire
Fox & Hound,  through an appropriate  acquisition  entity by merger,  subject to customary  conditions,  for $14.75 per share in cash. The letter is attached and included as part of this press release.

         "We  believe  our all cash  offer is  clearly  superior  to the  $14.00 proposal made in the LLCP Letter, as it will provide stockholders with immediate liquidity at a premium to market and an immediate  opportunity to maximize their investment  in Fox & Hound,"  said  Mark E.  Schwarz,  President  and CEO of F&H
Acquisition Corp. "We hope that Fox & Hound management will support our offer."

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S  COMMON STOCK WILL ONLY BE MADE  PURSUANT TO AN OFFER
TO PURCHASE AND RELATED MATERIALS THAT F&H ACQUISITION CORP.  INTENDS TO FILE ON
OR BEFORE DECEMBER 23, 2005.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 22 of 24 Pages
-------------------------                              -------------------------

BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE TERMS AND CONDITIONS
OF THE  OFFER.  STOCKHOLDERS  WILL BE ABLE TO OBTAIN THE OFFER TO  PURCHASE  AND
RELATED  MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT
WWW.SEC.GOV OR FROM F&H ACQUISITION CORP.

         Any  forward-looking  statements  contained  in this  release  are made pursuant to the safe harbor  provisions  of the  Private  Securities  Litigation
Reform  Act of 1995.  Forward-looking  statements  are  inherently  subject to a variety of risks and  uncertainties  that could cause  actual  results to differ materially from those projected.  These risks and uncertainties  include,  among others:  the  willingness of Fox & Hound  stockholders to tender their shares in the tender  offer and the number and timing of shares  tendered;  the receipt of
third  party  consents  to  the  extent  required  for  the   acquisition;   and
satisfaction of the various  closing  conditions.  Other important  factors that could cause actual results to differ materially are included but are not limited to those listed in Fox & Hound's periodic  reports and  registration  statements filed  with the  Securities  and  Exchange  Commission.  F&H  Acquisition  Corp.
undertakes no obligation to update information contained in this release.

LETTER TO SPECIAL COMMITTEE
---------------------------

                        December 12, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Special Committee of the Board of Directors
Fox & Hound Restaurant Group
1551 North Waterfront Parkway
Suite 310
Wichita, Kansas 67206

Gentlemen:

         Newcastle Partners, L.P.  ("Newcastle"),  which is the beneficial owner of  836,049  shares  of common  stock of Fox & Hound  Restaurant  Group  ("Fox &
Hound"),  constituting in excess of 8.3% of its currently issued and outstanding common stock, and Steel Partners II, L.P.  ("Steel")  believe that the letter of intent,  dated  October 4, 2005,  executed by Fox & Hound with Levine  Leichtman
Capital  Partners  (the  "LLCP  Letter")  for the  acquisition  of Fox & Hound's outstanding  common  stock,  was not and is not in the best  interests  of Fox &
Hound's stockholders. Accordingly, F&H Acquisition Corp., a Delaware corporation jointly owned by Newcastle and Steel,  has announced its intention to commence a tender offer,  subject to certain conditions,  to acquire all of the outstanding shares of Fox & Hound at a price of $14.75  per share in cash.  F&H  Acquisition
Corp. believes that it would be in the best interest of Fox & Hound stockholders to enter into a negotiated and definitive tender offer/merger  agreement as soon as possible. F&H Acquisition Corp. would also cash-out outstanding  in-the-money

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 23 of 24 Pages
-------------------------                              -------------------------

options and warrants at this price.  F&H  Acquisition  Corp.  believes our offer could result in the payment of the breakup fee of  approximately  $.50 per share contained in the LLCP Letter.

         F&H Acquisition  Corp.  proposes that this  transaction be accomplished through a  definitive  tender  offer/merger  agreement  on the same terms as our tender  offer.  Please  note that our offer  would not be subject to  financing.
Newcastle  and Steel would  provide F&H  Acquisition  Corp.  with the funds from their cash on hand to purchase Fox & Hound's  equity.  We believe this  all-cash offer is clearly  superior to the $14.00  proposal made in the LLCP Letter as it will  provide  stockholders  and  optionholders  with  immediate  liquidity at a premium to market and an immediate  opportunity to maximize their  investment in
Fox & Hound.

         F&H Acquisition Corp.  desires to retain existing Fox & Hound personnel including  senior  management.  F&H  Acquisition  Corp. is prepared to negotiate appropriate  employment  agreements as part of the  negotiation  of a definitive tender offer/merger agreement.

         Our proposal,  however, would be conditioned upon obtaining agreed upon consents and approvals,  including approval of the Board of Directors, waiver of
any  other   anti-takeover   provisions,   any  approvals   required  under  the
Hart-Scott-Rodino  Antitrust  Improvements Act of 1976,  consents,  approvals or authorizations  required by all state,  city or local liquor  licensing  boards, agencies or other similar  entities,  termination of the LLCP Letter and certain other  customary  conditions,  including  no  material  adverse  change in Fox &
Hound's  business  from what has been publicly  disclosed.  Please note that F&H
Acquisition  Corp.  will  commence a tender offer by no later than  December 23,
2005 if the parties cannot negotiate a definitive tender offer/merger agreement.

         We  stand  ready  to  meet  with  the  Board  of   Directors   and  its
representatives  as soon as  possible.  Please  contact  the  undersigned,  Mark
Schwarz, at (214) 661-7474 or our counsel Steve Wolosky, Esq. of Olshan Grundman
Frome  Rosenzweig & Wolosky LLP at (212)  451-2333 to discuss any  questions the
Board might have.

                                          Very truly yours,

                                          F&H ACQUISITION CORP.

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:  Mark E. Schwarz
                                          Title: President and Chief Executive
                                                 Officer

                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.
                                              its General Partner
                                          By: Newcastle Capital Group, L.L.C.
                                              its General Partner

-------------------------                              -------------------------
CUSIP 351321104                       13D                    Page 24 of 24 Pages
-------------------------                              -------------------------

                                          By: /s/ Mark E. Schwarz
                                              ----------------------------------
                                          Name:    Mark E. Schwarz
                                          Title:   Managing Member

                                          STEEL PARTNERS II, L.P.

                                          By:      Steel Partners, L.L.C.
                                                   General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                          Name:    Warren G. Lichtenstein
                                          Title:   Managing Member

cc:  Fox & Hound Board of Directors